SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 5, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 4, 2005, announcing that IBM and Dassault Systemes have integrated 3D XML technologies with IBM Lotus Solutions.

IBM and Dassault Systèmes Integrate 3D XML Technologies with IBM Lotus Solutions

3D Integration to enhance collaboration, connecting people

ECF, Frankfurt, Germany, October 4, 2005 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) have teamed to integrate IBM Lotus Notes and Dassault Systèmes 3D XML technology, to be delivered with the next release version of 3D XML Player fully supporting Lotus Notes. The 3D XML Player for Lotus Notes gives users outside the engineering department the ability to enhance collaboration and joint decision-making by sharing product and business information with other knowledge workers from their desktops, through the traditional Lotus Notes interface.

With the 3D XML Player all users get a real 3D experience. The attractive product rendering, projected shadows and automatic screenshot insertion, as well as the advanced navigation tools, facilitate access to 3D. The interactive & intuitive 3D compass provides a unique 3D manipulation experience, and the immersive product tree gives easy access to product assembly organization and components. The new 3D XML Player version will be available from the Dassault Systèmes web site (http://www.3ds.com/3dxml) with R16 – at no charge – by the end of the year.

The Lotus Notes and Domino 7 products, members of the IBM Workplace family, provide business-critical, enterprise-strength solutions that maximize both collaboration and user productivity, while helping to lower the total cost of ownership. With 3D XML, Dassault Systèmes is providing the means to extend the reach of 3D beyond traditional PLM users, by enabling all participants to share live, accurate 3D data quickly and easily. Customers can now use Lotus Notes and Domino messaging and collaboration platform with 3D data within its enterprise network of partners and suppliers.

“Collaboration processes require rich content seamlessly integrated into the user’s experience. 3D Collaboration is the next wave of interactive technology for knowledge workers,” said Ken Bisconti, Vice President of Workplace, Portal and Collaboration Products, IBM. “The new Dassault Systèmes 3D XML Player illustrates how the richness of 3D integrates with Lotus Notes email and Domino collaboration applications, and the DS 3D XML Player complements Notes/Domino software’s leadership position as a collaboration software platform.”

“Dassault Systèmes’ 3D XML technologies, integrated with IBM Lotus Notes and Domino, is a great illustration of how innovative companies will be able to capitalize on their existing investments by leveraging the right PLM applications based on XML,” said Dominique Florack, Executive Vice President, Strategy, Research and Development, Dassault Systèmes. “Its impact goes far beyond the manufacturing industry, as 3D XML and Lotus Notes and Domino becomes fundamental for collaboration.”

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@ibm.com	Dassault Systèmes Press Contacts: Frédérique Moureton +33 1 40 99 68 80 frederique_moureton@ds-fr.com Derek Lane (Americas) +1 818 673 2243 derek lane@ds-us.com	Financial Dynamics Press Contact: Emma Rutherford +33 1 47 03 68 10 emma.rutherford@fd.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 5, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration